4
1
<SROS>NASD
<REPORTING-OWNER>
  0001185267
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  LSB BANCSHARES, INC.
  0000714530
  <IRS-NUMBER>56-1348147
</SUBJECT-COMPANY>
<PERIOD>01/28/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   TIMBERLAKE,      ROBERTS       E.
   621 ROSEWOOD DR.


   LEXINGTON, NC  27292
2. Issuer Name and Ticker or Trading Symbol
   LSB BANCSHARES, INC. (LXBK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/28/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/24/03    R        95.4769       A  $15.9935     10,275.5117    D  Direct
Common Stock                                  01/24/03    R        54.0653       A  $15.9935     5,818.6911     I  Deferred Trust
Common Stock                                  01/24/03    R        60.7121       A  $15.9935     6,534.0704     I  by Self IRA Trust

Common Stock                                  01/24/03    R        46.5645       A  $15.9935     5,011.4540     I  by Self LSB Trust

Common Stock                                  01/24/03    R        20.6721       A  $15.9935     2,224.7989     I  by Spouse
Common Stock                                  01/24/03    R        14.3846       A  $15.9935     1,548.1390     I  by Spouse IRA Tru
                                                                                                                   st
Common Stock                                  01/24/03    R        63.6027       A  $15.9935     6,845.1493     I  by Spouse LSB Tru
                                                                                                                   st

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $14.2500                                                                                04/18/06
(right to buy)
Non-Qualified Stock Option     $14.5630                                                                                04/19/05
(right to buy)
Non-Qualified Stock Option     $16.5700                                                                                04/17/07
(right to buy)
Non-Qualified Stock Option     $20.0000                                                                                04/21/04
(right to buy)
Non-Qualified Stock Option     $22.5000                                                                                04/15/03
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   625.0000                  625.0000      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   625.0000                  625.0000      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   625.0000                  625.0000      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   625.0000                  625.0000      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   625.0000                  625.0000      D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Monty J. Oliver
    For: Roberts E. Timberlake
DATE 01/28/03